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EXHIBIT 77I

For RiverSource Cash Management Fund - Class R5, Class W and Class Y:

Class R5 and Class Y are offered exclusively to certain institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. These shares do not convert to any other class of shares. Class Y has an annual plan administration services fee.

Class R and Class Y shares are available to the following investors:
o Qualified employee benefit plans.
o Trust companies or similar institutions, and charitable organizations that meet the definition in Section 501(c)(3) of the Internal Revenue Code.
o Non-qualified deferred compensation plans whose participants are included in a qualified employee benefit plan described above.
o State sponsored college savings plans established under Section 529 of the Internal Revenue Code.

Class W shares are offered exclusively to investors in managed account programs at net asset value without an initial sales charge or contingent deferred sales charge on redemption. Class W shares have an annual distribution and shareholder servicing (12b-1) fee and do not convert to any other class of shares.

Class W shares are available to investors purchasing through authorized investment programs managed by investment professionals, including discretionary managed account programs.